Exhibit 99.1

Moxian Announces Divestment of Chinese Subsidiaries

Hong Kong, August 15, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company engaged in bitcoin mining and related services in the United States, today announced that the Company’s wholly-owned subsidiary, Moxian Group Limited (“Moxian”), has signed an Equity Transfer Agreement (“the Agreement”) with Jiantao Liu, a resident of China, for the disposal of all of the equity interest of Moxian (Hong Kong) Limited (“Moxian Hong Kong”) for a cash consideration of HKD 1,000. Mr. Liu is an affiliate of Mr. Qinghu Hao, a former director and Chairman of the Company until his resignation from the Board of Directors in March 2022. Mr. Hao, who was appointed a director of the Company in January 2016, had been instrumental in the establishment and operations of Moxian Hong Kong and its wholly-owned subsidiaries in China, which were primarily engaged in mobile payment applications and digital advertising in the Games Channel of the New Xinhua App.

The divestment of Moxian Hong Kong and its wholly-owned subsidiaries was not considered a significant transaction to the Company given that those entities had been operating at a loss since their inception and their carrying values in the consolidated financial statements in each of the last three fiscal years were not substantial. The mobile payment application business ceased in September 2018 whilst advertising income has fallen sharply in the recent years. The Board considered the divestment to be in the best interest of the Company, as the future outlook of these businesses appeared to be uncertain, especially in light of the recent tightening of controls by the government over the gaming business and increasing concerns over the privacy of personal data.

Mr. Conglin (Forrest) Deng, the Executive Director and Chief Executive Officer of the Company, commented, “With the support of the shareholders, the Company sees its future in bitcoin mining operations and related activities as crypto mining business provides a steady flow of revenue. Despite the recent fluctuation in the bitcoin prices, we believe the longer-term outlook for crypto currencies remains positive. The Company will also seek other business development and investment opportunities as and when they arise.”

Since early March 2022, the Company has operated bitcoin miners in the States of New York and Georgia in the United States. With this divestment, the Company no longer conducts operations in the People’s Republic of China. The Company is currently in the process of relocating its principal executive offices to the U.S.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc operates in the States of New York and Georgia in the U.S.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com